                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the Month of June, 2001
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  FORM 20-F                 FORM 40-F
                     [ ]                        [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                     YES                        NO
                     [ ]                        [X]

This Form 6-K consist of:

The consolidated financial statements of Scandipharm, Inc. and subsidiaries for the seven months ended July 31, 1999 and the years ended December 31, 1998 and 1997 with Report of Independent Auditors.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AXCAN PHARMA INC.



Date:  June 6, 2001                    By: /s/ Jean Vezina
                                           -------------------------------
                                       Name:  Jean Vezina
                                       Title: Vice-president, Finance and
                                              Chief Financial Officer

                       Scandipharm, Inc. and Subsidiaries

                        Consolidated Financial Statements

                      Seven months ended July 31, 1999 and
                     years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                    Scandipharm, Inc. and Subsidiaries

                     Consolidated Financial Statements

                Seven months ended July 31, 1999 and years ended
                           December 31, 1998 and 1997

                                    CONTENTS

Report of Independent Auditors ..................................        1

Audited Consolidated Financial Statements

Consolidated Balance Sheets .....................................        2
Consolidated Statements of Income ...............................        4
Consolidated Statements of Shareholders' Equity .................        5
Consolidated Statements of Cash Flows ...........................        7
Notes to Consolidated Financial Statements ......................        9

                         Report of Independent Auditors

The Board of Directors
Scandipharm, Inc.

We have audited the accompanying consolidated balance sheets of Scandipharm, Inc. and Subsidiaries as of July 31, 1999, December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for the seven months ended July 31, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scandipharm, Inc. and Subsidiaries at July 31, 1999 and December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the seven months ended July 31, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles generally accepted in the United States.

September 15, 1999, except for the last paragraph of Note 8 as to which the date is October 8, 1999

                       Scandipharm, Inc. and Subsidiaries

                           Consolidated Balance Sheets

                                (In U.S. Dollars)

                                                  JULY 31,                    DECEMBER 31,
                                                    1999                1998                1997
                                                ------------        ------------        ------------

ASSETS
Current assets:
  Cash and cash equivalents                     $ 20,407,204        $ 12,908,407        $ 27,521,717
  Securities available-for-sale                   13,795,489          14,446,108                  --
  Accounts receivable, net                         2,518,379           2,070,691             845,231
  Interest receivable                                345,200             130,580                  --
  Notes receivable                                   164,595                  --                  --
  Inventories                                      3,352,581           4,268,522           2,356,404
  Deferred income taxes                            3,202,726           2,759,365           2,381,277
  Prepaid expenses and other assets                  210,728             355,098             248,495
                                                ------------        ------------        ------------
Total current assets                              43,996,902          36,938,771          33,353,124

Securities available-for-sale                             --                  --             250,000
Fixed assets, net                                    338,636             448,123             469,544
Intangible assets, net                             1,160,030           1,294,652           1,766,863
Deferred income taxes                              1,251,801           1,369,739                  --
Other non-current assets                              27,044                  --                  --
                                                ------------        ------------        ------------

Total assets                                    $ 46,774,413        $ 40,051,285        $ 35,839,531
                                                ============        ============        ============

See accompanying notes.

                                                       JULY 31,                    DECEMBER 31,
                                                         1999                1998                1997
                                                     ------------        ------------        ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued                       $  4,276,176        $  2,707,385        $  7,457,383
     expenses
  Customer deposits                                            --             399,992                  --
  Income taxes payable                                  1,821,424             383,417             523,780
  Current portion of long-term debt                            --                  --             425,141
                                                     ------------        ------------        ------------
Total current liabilities                               6,097,600           3,490,794           8,406,304

Contingencies                                           5,378,542           5,372,542                  --
Deferred income taxes                                          --                  --             206,604

Shareholders' equity:
  Convertible preferred stock - Series
     1992; $.001 par value:
       Authorized - 2,000,000 shares
       Issued and outstanding - 1,789,794
                                                            1,790               1,790               1,790
  Common stock; $.001 par value:
     Authorized - 25,000,000 shares
     Issued and outstanding - 9,822,515                     9,823               9,823               9,823
  Additional paid-in capital                           42,759,460          42,480,484          41,883,010
  Retained earnings (accumulated deficit)               1,194,551          (2,746,299)         (6,426,574)
  Treasury stock (1999 - 2,226,965 shares,
     1998 - 2,344,816 shares and 1997 -
     2,455,600 shares)                                 (8,496,851)         (8,496,969)         (8,241,426)
  Stock subscriptions receivable                         (170,502)            (60,880)                 --
                                                     ------------        ------------        ------------
Total shareholders' equity                             35,298,271          31,187,949          27,226,623
                                                     ------------        ------------        ------------
Total liabilities and shareholders' equity           $ 46,774,413        $ 40,051,285        $ 35,839,531
                                                     ============        ============        ============

See accompanying notes.

                       Scandipharm, Inc. and Subsidiaries

                        Consolidated Statements of Income

                                (In U.S. Dollars)

                                                SEVEN MONTHS
                                               ENDED JULY 31,           YEARS ENDED DECEMBER 31,
                                                    1999                1998                1997
                                               --------------       ------------        ------------

Net sales                                       $ 18,176,878        $ 24,024,525        $ 22,446,329
Cost of sales                                      4,606,592           7,024,960           7,966,874
                                                ------------        ------------        ------------
Gross profit                                      13,570,286          16,999,565          14,479,455

Selling and administrative expenses               11,084,664          15,044,959          16,542,945
Merger and acquisition charges                     1,236,446                  --                  --
Litigation expense                                        --             900,000           4,000,000
                                                ------------        ------------        ------------
Operating income (loss)                            1,249,176           1,054,606          (6,063,490)

Interest income                                      916,159           1,389,297           1,399,651
Interest expense                                          --                (792)           (155,844)
Gain on sale of product rights and other
  assets                                           4,821,507                  --                  --
Gain on sale of investments                               --             280,000                  --
                                                ------------        ------------        ------------
Income (loss) before income taxes                  6,986,842           2,723,111          (4,819,683)

Provision for (benefit from) income
  taxes                                            3,045,992            (957,164)         (1,581,633)
                                                ------------        ------------        ------------
Net income (loss)                               $  3,940,850        $  3,680,275        $ (3,238,050)
                                                ============        ============        ============

See accompanying notes.

                       Scandipharm, Inc. and Subsidiaries

                 Consolidated Statements of Shareholders' Equity

                                (In U.S. Dollars)

                                                                                RETAINED
                                 CONVERTIBLE                                    EARNINGS                           STOCK
                                  PREFERRED     COMMON       ADDITIONAL       (ACCUMULATED        TREASURY      SUBSCRIPTIONS
                                    STOCK       STOCK      PAID-IN CAPITAL       DEFICIT)          STOCK         RECEIVABLE
                                 -----------    ------     ---------------    ------------      ------------    -------------

Balance at December 31, 1996        $1,790      $9,823      $ 41,577,322      $ (3,188,524)     $     (1,449)     $

  Purchase of treasury stock            --          --                --                --        (8,240,000)           --
  Exercise of stock options             --          --            55,688                --                23            --
  Issuance of stock options             --          --           250,000                --                --            --
  Cumulative translation
     adjustment                         --          --                --                --                --            --
  Compensation expense                  --          --                --                --                --            --
  Net loss                              --          --                --        (3,238,050)               --            --
                                    ------      ------      ------------      ------------      ------------      --------
Balance at December 31, 1997         1,790       9,823        41,883,010        (6,426,574)       (8,241,426)           --
  Purchase of treasury stock            --          --                --                --          (255,696)           --
  Exercise of stock options
     from option trust                  --          --           356,223                --               153            --
  Tax benefit from exercise of
     stock options                      --          --           154,378                --                --            --
  Common stock subscribed               --          --                --                --                --       (60,880)
  Compensation expense                  --          --            86,873                --                --            --
  Net income                            --          --                --         3,680,275                --            --
                                    ------      ------      ------------      ------------      ------------      --------
Balance at December 31, 1998         1,790       9,823        42,480,484        (2,746,299)       (8,496,969)      (60,880)

                                                    CURRENCY            TOTAL
                                    UNEARNED      TRANSLATION       SHAREHOLDERS'
                                  COMPENSATION     ADJUSTMENT          EQUITY
                                  ------------    ------------      -------------

Balance at December 31, 1996        $(61,000)     $     73,203      $ 38,411,165

  Purchase of treasury stock              --                --        (8,240,000)
  Exercise of stock options               --                --            55,711
  Issuance of stock options               --                --           250,000
  Cumulative translation
     adjustment                           --           (73,203)          (73,203)
  Compensation expense                61,000                --            61,000
  Net loss                                --                --        (3,238,050)
                                    --------      ------------      ------------
Balance at December 31, 1997              --                          27,226,623
  Purchase of treasury stock              --                --          (255,696)
  Exercise of stock options
     from option trust                    --                --           356,376
  Tax benefit from exercise of
     stock options                        --                --           154,378
  Common stock subscribed                 --                --           (60,880)
  Compensation expense                    --                --            86,873
  Net income                              --                --         3,680,275
                                    --------      ------------      ------------
Balance at December 31, 1998              --                --        31,187,949

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

                                                                               RETAINED
                                 CONVERTIBLE                                   EARNINGS                           STOCK
                                  PREFERRED     COMMON      ADDITIONAL       (ACCUMULATED       TREASURY      SUBSCRIPTIONS
                                    STOCK       STOCK     PAID-IN CAPITAL      DEFICIT)          STOCK          RECEIVABLE
                                 -----------    ------    ---------------    ------------     ------------    -------------

  Exercise of stock options             --          --           249,259              --               118              --
  Tax benefit from exercise of
     stock options                      --          --            29,717              --                --              --
  Common stock subscribed               --          --                --              --                --        (109,622)
  Net income                            --          --                --       3,940,850                --              --
                                    ------      ------      ------------      ----------      ------------      ----------
Balance at July 31, 1999            $1,790      $9,823      $ 42,759,460      $1,194,551      $ (8,496,851)     $ (170,502)
                                    ======      ======      ============      ==========      ============      ==========

                                                    CURRENCY           TOTAL
                                    UNEARNED       TRANSLATION      SHAREHOLDERS'
                                   COMPENSATION     ADJUSTMENT         EQUITY
                                   ------------    -----------      -------------

  Exercise of stock options                                              249,377
  Tax benefit from exercise of
     stock options                                                        29,717
  Common stock subscribed                                               (109,622)
  Net income                                                           3,940,850
                                    ----------      ----------      ------------
Balance at July 31, 1999                                            $ 35,298,271
                                    ==========      ==========      ============

See accompanying notes.

                       Scandipharm, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows

                                (In U.S. Dollars)

                                                SEVEN MONTHS                  YEARS ENDED
                                                    ENDED                     DECEMBER 31,
                                                JULY 31, 1999           1998                1997
                                                -------------       ------------        ------------
OPERATING ACTIVITIES
Net income (loss)                               $  3,940,850        $  3,680,275        $ (3,238,050)
Adjustments to reconcile net
   income to net cash provided by
   (used in) operating activities:
    Depreciation and amortization                    326,727             816,205             513,445
    Provision for doubtful accounts
      and returns                                    257,608             (92,371)            578,163
    Stock option compensation                             --              86,873             311,000
    Loss on disposal of fixed assets                      --                  --             126,362
    Gain on sale of securities
      available-for-sale                                  --            (280,000)                 --
    Deferred income taxes                           (325,423)         (1,954,431)         (2,156,306)
    Changes in operating assets
      and liabilities:
      Accounts receivable                           (705,296)         (1,133,089)          2,501,014
      Note receivable                               (164,595)                 --                  --
      Interest receivable                           (214,620)           (130,580)                 --
      Inventories                                    915,941          (1,912,118)            287,294
      Prepaid expenses and other
        assets                                       144,370            (106,603)            (14,790)
      Other non-current assets                       (27,044)                 --                  --
      Accounts payable and
        accrued expenses                           1,574,791             622,544           4,640,071
      Customer deposits                             (399,992)            399,992                  --
      Income taxes payable                         1,467,724            (140,363)            172,583
                                                ------------        ------------        ------------
Net cash provided by (used in)
  operating activities                             6,791,041            (143,666)          3,720,786

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

                                                SEVEN MONTHS                  YEARS ENDED
                                                    ENDED                     DECEMBER 31,
                                                JULY 31, 1999           1998                1997
                                                -------------       ------------        ------------
INVESTING ACTIVITIES
Purchase of securities available-for-
  sale                                          $         --        $(14,464,108)       $         --
Maturities of securities available-for-
  sale                                               650,619                  --             159,870
Sales of securities available-for-sale                    --             548,000                  --
Purchases of fixed assets                            (82,618)           (288,840)           (624,258)
Purchases of intangible assets                            --             (33,733)            (44,604)
                                                ------------        ------------        ------------
Net cash provided by (used in)
   investing activities                              568,001         (14,238,681)           (508,992)

FINANCING ACTIVITIES
Proceeds from exercise of stock
  options                                            139,755             449,874              55,711
Principal payments on borrowings                          --            (425,141)         (1,490,414)
Payments on lines of credit, net                          --                  --            (918,489)
Purchase of treasury stock                                --            (255,696)         (8,240,000)
                                                ------------        ------------        ------------
Net cash provided by (used in)
   financing activities                              139,755            (230,963)        (10,593,192)
Effect of exchange rate changes on cash
   and cash equivalents                                   --                  --              41,820
                                                ------------        ------------        ------------
Net increase (decrease) in cash and cash
   equivalents                                     7,498,797         (14,613,310)         (7,339,578)
Cash and cash equivalents at
   beginning of period                            12,908,407          27,521,717          34,861,295
                                                ------------        ------------        ------------
Cash and cash equivalents at end of
  period                                        $ 20,407,204        $ 12,908,407        $ 27,521,717
                                                ============        ============        ============

See accompanying notes.

                       Scandipharm, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

         July 31, 1999 and December 31, 1998 and 1997 (In U.S. Dollars)

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Scandipharm, Inc. (the Company) and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Subsequent to July 31, 1999, the Company was purchased by Axcan Pharma, Inc., a Canadian company (see Note 15).

The Company's principal business is the wholesale distribution of ethical pharmaceutical products, nutritional products and medical devices in specialty niche markets, with particular focus currently in cystic fibrosis and HIV/AIDS. In addition, the Company is expanding efforts into chronic obstructive pulmonary disease (COPD) and gastroenterology markets. The Company sells these products worldwide. For periods ended July 31, 1999, December 31, 1998 and 1997, sales outside the U.S. were 6%, 10% and 12%, respectively. The Company is economically dependent on Eurand International (Eurand), its primary product supplier of ethical pharmaceutical products.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash is deposited in Alabama banks with $100,000 covered by federal depository insurance and the remaining balance unsecured. Cash equivalents are held at a financial institution and are segregated from the bank's assets and listed as "customer securities" with the Federal Reserve Bank. The Company periodically considers the financial condition of its depository banks.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

1. ACCOUNTING POLICIES (CONTINUED)

SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale are stated at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization of premiums and accretion of discounts are reflected as interest. The cost of securities available-for-sale is based on the specific identification method.

The classification of securities between current and noncurrent is determined by management based on the availability of the securities for use in current operations.

INVENTORIES

Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

INTANGIBLE ASSETS

Intangible assets (see Note 6) are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the related agreement (5-20 years). The Company continually evaluates the carrying value of its intangible assets. Any impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying values. During 1999, 1998 and 1997, amortization expense of $134,622 and $505,944 and 250,408, respectively, was charged to selling and administrative expenses.

REVENUE RECOGNITION

The Company recognizes revenue from product sales when the goods are shipped to the customer.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

1. ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain fiscal 1997 amounts have been reclassified to conform with the current presentation.

INCOME TAXES

The Company accounts for income taxes under the liability method required by Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

STOCK OPTION PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options (see Note 10).

FOREIGN CURRENCY TRANSLATION

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52, "Foreign Currency Translation". In 1997, the Company substantially ceased operations of it's Swiss subsidiary VarioRaw and decided to move daily operations of VarioRaw from Switzerland to the United States. As a result, cumulative translation adjustments previously reported separately as a component of shareholders' equity was recognized in the statement of income in 1997. The effect on the consolidated statements of income of transaction gains and losses is insignificant for the periods presented.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

2. SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale was comprised of debt securities, with maturities greater than 90 days and less than one year from balance sheet date. In 1998, the Company had realized gains of $280,000. At July 31, 1999 and December 31, 1998 and 1997, the market value of the securities approximated the carrying value.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

                                       JULY 31,                         DECEMBER 31,
                                         1999                   1998                   1997
                                     ------------           -----------------------------------
Accounts receivable                  $  3,822,283           $  3,116,987           $  1,983,898
Less allowance for doubtful
  accounts, returns and
  chargebacks                          (1,303,904)            (1,046,296)            (1,138,667)
                                     ------------           ------------           ------------
                                     $  2,518,379           $  2,070,691           $    845,231
                                     ============           ============           ============

At July 31, 1999 and December 31, 1998 and 1997, two domestic customers comprise 34%, 40% and 33%, respectively, of the Company's net accounts receivable balances. International accounts receivable at July 31, 1999, December 31, 1998 and 1997 are 17%, 10% and 23%, respectively.

Substantially all of the Company's accounts receivable are with companies in the pharmaceutical and medical device industries. The Company generally does not require collateral from its customers.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

4. INVENTORIES

Inventories at July 31, 1999, December 31, 1998 and 1997 are summarized as follows:

                                         1999                   1998                   1997
                                     ------------           ------------           ------------
Finished products                    $  2,365,700           $  3,378,893           $    515,440
Products-in-process                       986,881                889,629              1,840,964
                                     ------------           ------------           ------------
                                     $  3,352,581           $  4,268,522           $  2,356,404
                                     ============           ============           ============

5. FIXED ASSETS

Fixed assets at July 31, 1999, December 31, 1998 and 1997 are summarized as follows:

                                         1999                   1998                   1997
                                     ------------           ------------           ------------
Office furniture and fixtures        $    485,984           $    471,362           $    417,557
Equipment                                 918,320                861,017                672,805
Leasehold improvements                     25,590                 18,657                     --
Software                                   72,496                 68,736                 40,570
                                     ------------           ------------           ------------
                                        1,502,390              1,419,772              1,130,932
Accumulated depreciation               (1,163,754)              (971,649)              (661,388)
                                     ------------           ------------           ------------
                                     $    338,636           $    448,123           $    469,544
                                     ============           ============           ============

6. INTANGIBLE ASSETS

Intangible assets at July 31, 1999, December 31, 1998 and 1997 are summarized as follows:

                                         1999                   1998                   1997
                                     ------------           ------------           ------------
Product licensing agreements         $    524,998           $    524,998           $    514,998
Patents and trademarks                  1,929,185              1,929,185              1,905,452
                                     ------------           ------------           ------------
                                        2,454,183              2,454,183              2,420,450
Accumulated amortization               (1,294,153)            (1,159,531)              (653,587)
                                     ------------           ------------           ------------
                                     $  1,160,030           $  1,294,652           $  1,766,863
                                     ============           ============           ============

                    Scandipharm, Inc. and Subsidiaries

                                     (In U.S. Dollars)

7. LONG-TERM DEBT AND CREDIT AGREEMENTS

Long-term debt at December 31, 1997 consisted primarily of the notes payable on the acquisition of VarioRaw S.A., which were paid in January 1998. The Company had no long-term debt outstanding at July 31, 1999 and December 31, 1998.

At July 31, 1999, the Company had a $750,000 line of credit and at December 31, 1998, the Company had a $4,750,000 line of credit. There were no borrowings on lines of credit for 1999, 1998 or 1997. Substantially all cash, accounts receivable, securities available-for-sale and inventories are pledged as collateral for short-term debt. The Company pays no commitment fees on lines of credit or short-term borrowing arrangements.

Interest paid by the Company was $-0-, $792 and $155,844 for 1999, 1998 and 1997, respectively.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space, automobiles and office equipment under noncancelable operating leases containing no renewal options. The office space lease has been negotiated with the current property management company with the terms of the lease expiring on December 17, 2005. The agreement contains an escalation clause providing for additional rent should the Company's allocated portion of the lessor's building operating expenses be in excess of an amount as defined by the lease agreement.

The automobile leases are for a period of twenty-four to thirty-six months. The leases call for contingent rentals based on usage in excess of specified mileage limitation. No contingent rental expense was incurred during 1999, 1998 or 1997.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Rent expense was $166,407, $249,865 and $304,168 in 1999, 1998 and 1997,
respectively. Future minimum lease payments under noncancelable operating leases with initial terms of one year or more consisted of the following at July 31, 1999:

1999                                                                $   655,682
2000                                                                    491,108
2001                                                                    380,442
2002                                                                    382,100
2003                                                                    388,868
2004                                                                    397,988
2005                                                                    407,103
                                                                    -----------
Total minimum lease payments                                        $ 3,103,291
                                                                    ===========

At July 31, 1999, the Company is involved in several lawsuits arising in the normal course of business. Lawsuits have been filed and claims have been asserted against the Company and certain suppliers stemming from allegations that, among other things, certain Company products caused colonic strictures. The Company's insurance carrier is defending the Company in the filed lawsuits and has agreed to defend the Company if the asserted product liability claims are filed as lawsuits. If the Company is not successful in its defenses, losses sustained could be in excess of the Company's insurance coverage and could have a material adverse effect on its consolidated financial statements. In addition, such suppliers have claimed a right to recover amounts paid defending and settling these claims. At July 31, 1999, the Company has accrued $5,378,542 to cover expenses for claims made by such suppliers. (1998 - $5,372,542; 1997 - $4,372,275)

Product licensing agreements include two exclusive agreements between the Company and CR Associates which grant the Company exclusive rights to market its products, ULTRASE(R), a pancrelipase enzyme, and ADEK's(R), a multivitamin, in certain territories. The Company must pay CR Associates a 5% royalty on net sales of products covered under said license agreements for a ten-year term beginning December 1991.

In September 1999, Scandipharm, Inc. (Plaintiff) reached a verbal settlement in its suit against Dura Pharmaceutical, Inc. (Defendant). The settlement specifies a cash payment by Dura to Scandipharm, net of legal fees, in the amount of $2,669,756. This amount was received in

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

October 1999 and was recorded as a gain on settlement of litigation in the statement of operations.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

9. SHAREHOLDERS' EQUITY

The 1991 Stock Option Plan of Scandipharm, Inc. (1991 Plan) covers 1,500,000 shares of the Company's common stock, all of which have been issued at par value to the Scandipharm Employee Stock Ownership Trust (the Trust). In November 1992, May 1995 and January 1998, the Board of Directors approved amendments to the 1991 Plan to increase the number of shares in the 1991 Plan by 500,000, 362,904 and 300,000 shares, respectively. In June 1999, the Board of Directors approved an additional amendment to the 1991 Plan to increase the number of shares by 150,000, for a total of 2,812,904 shares reserved under the 1991 Plan. The Company has the right to repurchase stock from the Trust at par value to satisfy obligations of the Plan. These shares related to the Trust are recorded as treasury stock on the consolidated statements of shareholders' equity.

In 1995, the Board of Directors approved the establishment of the 1995 Scandipharm, Inc. Directors' Stock Option Plan (1995 Plan) and reserved 175,000 shares of common stock for issuance. The Board of Directors later approved an amendment to the 1995 Plan to increase the number of shares by 100,000 shares. In June 1999, the Board of Directors approved an additional amendment to the 1995 Plan to increase the number of shares by 150,000 for a total of 425,000 shares reserved under the 1995 Plan. The 1991 and 1995 Plans state that the Company may grant incentive and non-qualified stock options to purchasers of common stock, employees or other individuals associated with the Company. At July 31, 1999, 3,237,904 shares of common stock are covered under the 1991 and 1995 Plans of which 1,154,349 remain in the Trust.

Incentive stock options are exercisable in accordance with a four or five-year vesting schedule, and all options have a ten-year term. Non-qualified options have a ten-year term and are exercisable at the discretion of the option holder. Upon the exercise of non-qualified options, each employee and director will be subject to a five-year period during which the Company has the right to repurchase such shares for the purchase price paid for the shares if the employee terminates employment, or the director ceases to be affiliated with the Company.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

9. SHAREHOLDERS' EQUITY (CONTINUED)

The following table summarizes the Stock Option Plan's status:

                                             INCENTIVE STOCK OPTIONS                   NON-QUALIFIED STOCK OPTIONS
                                       ----------------------------------           ---------------------------------
                                                              WEIGHTED                                    WEIGHTED
                                                           AVERAGE OPTION                              AVERAGE OPTION
                                       NUMBER OF              PRICE PER             NUMBER OF            PRICE PER
                                        SHARES                  SHARE                SHARES                SHARE
                                       ---------           --------------           ---------          --------------
Balance at December 31, 1996           1,019,000                                    2,187,000

Granted                                  231,000                    $8.00             183,500           $2.30 - $8.00
Exercised                                (23,400)           $2.30 - $5.00                  --                      --
Forfeited                               (124,850)           $2.30 - $8.00                  --                      --
                                       ---------                                    ---------
Balance at December 31, 1997           1,101,750                                    2,370,500

Granted                                  287,164            $6.00 - $8.00             436,482           $6.00 - $8.00
Exercised                                (53,400)           $2.30 - $5.00            (100,000)                     --
Forfeited                               (253,205)           $2.30 - $8.00            (151,000)                     --
                                       ---------                                    ---------
Balance at December 31, 1998           1,082,309                    $5.14           2,555,982                   $4.98

Granted                                  210,082                    $5.00              81,168                   $5.00
Exercised                                (91,601)           $2.30 - $5.00             (26,250)                  $5.00
Forfeited                                (56,447)           $2.30 - $5.00          (1,001,000)          $5.00 - $8.00
                                       ---------                                    ---------
Balance at July 31, 1999               1,144,343                    $5.69           1,609,900                   $3.07
                                       =========                                    =========

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

9. SHAREHOLDERS' EQUITY (CONTINUED)

During 1992, the Company sold 1,944,359 shares of convertible preferred stock at $2.30 per share. The holders of those shares are entitled to one vote per share on all matters submitted for action by the shareholders. All shares shall be entitled to receive dividends payable, if and when declared by the Board of Directors. The right to such dividend is not cumulative. Upon liquidation or dissolution of the Company, the holders of the convertible preferred stock are entitled to receive, before any amount is paid to holders of common stock, an amount equal to $2.30 per share (as adjusted for stock splits, combinations, recapitalizations or similar events), plus all declared and unpaid dividends, if any. If assets and surplus funds are not sufficient to permit full payment, then the Company shall distribute the assets and surplus funds ratably among the holders of the convertible preferred stock. The holders of the convertible preferred stock have the right at any time to convert all or part of their convertible preferred stock into common stock at the rate of one share of convertible preferred stock for one share of common stock (as adjusted for stock splits, combinations, recapitalizations or similar events). The shares of the convertible preferred stock automatically convert into shares of common stock upon the public offering of the Company's common stock.

In addition to the convertible preferred stock, the Company has authorization to issue up to 3,000,000 shares of preferred stock. The Board of Directors may, at any time, authorize the issuance of preferred stock in a series of any number of shares and designate the relative rights and preferences for each series issued. At July 31, 1999, no shares of preferred stock have been issued.

A total of 1,927,804 at July 31, 1999 shares of common stock have been reserved for further issuance of which 138,010 at July 31, 1999 and 1,037,904 at December 31, 1998 have been reserved for the 1991 and 1995 Plans; 1,789,794 shares have been reserved for the conversion of convertible preferred stock into common stock.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

10. STOCK OPTION PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

All options under the 1991 and 1995 Plans (see Note 9) have ten-year terms. Incentive stock options vest from 20% to 25% per year and become fully exercisable at the end of four or five years of continued employment, while non-qualified stock options are exercisable upon grant. Pro forma information regarding net income is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that standard.

The fair value for these options was estimated at the date of grant using the minimum value method with the following assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 5.75%, 5.00% and 6.00%, weighted-average expected life of the options of 4, 5 and 6 years, no volatility factors of the expected market price of the Company's common stock because the Company is privately held and no dividend yields.

The minimum value method was not developed for use in valuing employee stock options. Because the Company's employee and non-qualified stock options have characteristics significantly different from those of publicly-traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the minimum value model does not necessarily provide a reliable single measure of the fair value of its employee and non-qualified stock options.

                       Scandipharm, Inc. and Subsidiaries

                               (In U.S. Dollars)

10. STOCK OPTION PLAN (CONTINUED)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying pro-forma disclosures based on FASB 123 are not likely to be representative of the effects on future net income or loss. The Company's pro forma information follows:

                                               JULY 31,                        DECEMBER 31,
                                                 1999                   1998                   1997
                                             ------------           ------------           ------------
Net income (loss) before stock
  options (as reported)                      $  3,940,850           $  3,680,275           $ (3,238,050)
Compensation expense from stock
  options                                        (216,818)              (601,221)              (418,296)
Incremental compensation from
  repricing of stock options                     (124,850)                    --                     --
                                             ------------           ------------           ------------
Pro forma net income (loss)                  $  3,599,182           $  3,079,054           $ (3,656,346)
                                             ============           ============           ============

                                                     INCENTIVE STOCK         NON-QUALIFIED
                                                         OPTIONS             STOCK OPTIONS
                                                     ---------------         -------------
Total options exercisable:
   July 31, 1999                                         752,810               1,351,834
   December 31, 1998                                     798,558               1,374,701
   December 31, 1997                                     672,356               1,279,936

The weighted average exercise prices for options exercisable at July 31, 1999 are $1.90 and $2.37 for incentive based and non-qualified stock options, respectively. Stock options outstanding at July 31, 1999 have exercise prices which range from $.01 to $5.00 and have a weighted average remaining contractual life of 1.8 and 4.42 years for incentive based and non-qualified stock options, respectively.

In January 1999, the Company modified 823,396 stock options with exercise prices ranging from $6.00 to $8.00 to a new exercise price of $5.00. As referenced in the subsequent event note (Note 15), due to the acceleration of all unvested stock options because of the acquisition by Axcan Pharma, under FASB 123 additional compensation expense on all remaining

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

unvested re-priced options at July 31, 1999 would be recognized on August 2, 1999 in the amount of $1,466,635.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

11. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses of $155,645, $312,009 and $1,185,216 were charged to selling and administrative expenses during 1999, 1998 and 1997, respectively.

12. INCOME TAXES

Significant components of the provision for (benefit from) income taxes are as follows:

                                  SEVEN MONTHS
                                 ENDED JULY 31,                YEARS ENDED DECEMBER 31,
                                      1999                   1998                   1997
                                 --------------          ------------           ------------
Current:
  Federal                         $  2,871,328           $    847,677           $    490,579
  Foreign                                   --                     --                    751
  State                                500,087                149,590                 83,343
                                  ------------           ------------           ------------
Total current                        3,371,415                997,267                574,673

Deferred:
  Federal                             (276,610)            (1,661,267)            (1,760,306)
  Foreign                                   --                     --                (85,358)
  State                                (48,813)              (293,164)              (310,642)
                                  ------------           ------------           ------------
Total deferred                        (325,423)            (1,954,431)            (2,156,306)
                                  ------------           ------------           ------------
                                  $  3,045,992           $   (957,164)          $ (1,581,633)
                                  ============           ============           ============

Income taxes in the amount of $1,933,408, $1,137,630 and $402,090 were paid during 1999, 1998 and 1997, respectively. Income taxes are different from the amount that would result from applying domestic federal statutory tax rates to income (loss) before taxes due to state income taxes, non-deductible items and accounting for patents and trademarks transferred to the parent company from foreign subsidiaries.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

12. INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities as of July 31, 1999, December 31, 1998 and 1997 are as follows:

                                                   1999                  1998                  1997
                                               ------------          ------------          ------------
Deferred tax assets:
  Legal reserves                               $  2,151,417          $  2,149,017          $  1,732,910
  Stock option compensation                         134,400               134,400               100,000
  Research and development
    expenses                                        131,848               131,329               165,280
  Inventories                                        47,725                68,110                63,390
  Property and equipment                            108,700               110,913                75,632
  Reserves                                          521,562               418,518               441,318
  Patents and trademarks                          1,188,481             1,258,670                45,710
  Accrued bonuses                                   226,967                    --                    --
  Other                                              16,000                16,157               132,099
                                               ------------          ------------          ------------
                                                  4,527,100             4,287,114             2,756,339

Deferred tax liabilities:
  Accounts receivables                               45,380                68,070                90,760
  Prepaid expenses                                   27,193                89,940                60,140
  Purchase price adjustment for
    subsidiary                                           --                    --               430,766
                                               ------------          ------------          ------------
  Total deferred tax liabilities                     72,573               158,010               581,666
                                               ------------          ------------          ------------
Net deferred tax assets                        $  4,454,527          $  4,129,104          $  2,174,673
                                               ============          ============          ============

13. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan (the Plan) for its domestic employees. Participation is available to substantially all domestic employees. Employees may contribute up to 15% of their gross pay up to limits set by the Internal Revenue Service. At the end of the year, the Board of Directors has the authority to approve a contribution to the Plan from the Company. The Board of Directors authorized a 35% match to the Plan approximating

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

$179,641 and $84,400 for 1999 and 1998, respectively. The Board authorized a 25%-match approximating $50,000 for 1997.

                       Scandipharm, Inc. and Subsidiaries

                                (In U.S. Dollars)

14. YEAR 2000 (UNAUDITED)

The Company has completed a review of all systems that may be impacted by the ability to recognize the year 2000. Management believes that all internal information technology (IT) and non-IT systems are Year 2000 compliant. Management also believes there will be no adverse effect on the Company's core business operations and that transactions with customers, suppliers and financial institutions are fully supported based upon results of correspondence with all significant third-parties. The cost of the Year 2000 initiatives was less than $20,000 and was funded from the information technology budget. The Company has not developed a formal contingency plan in the event IT, non-IT or third-party systems are not Year 2000 compliant; however, management believes any adverse impact on the Company's core business operations would be temporary and alternative systems could be developed to minimize the impact.

15. SUBSEQUENT EVENTS

Through a tender offer (the "Tender Offer" or the "Offer") to shareholders of Scandipharm, Inc., Axcan Pharma, Inc., a Canadian company, submitted an offer on August 2, 1999 to purchase all outstanding shares of the Company for $8.88 in cash, which was accepted by a majority of the shareholders. Pursuant to the change of control provisions of the stock option agreements, all previously unvested stock options became immediately vested. Axcan included the exercise of those options and sale of the resulting shares in the Tender Offer.